PMB Helin Donovan, LLP
5918 West Courtyard Drive, Suite 400
Austin, Texas 78730
(512) 258-9670

February 15, 2008

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated February 15, 2008 of MDI, Inc. (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended December 31, 2006 and 2005, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of Padgett, Stratemann & Co., L.L.P. was approved by the Boardof Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,
PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas